Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The TJX Companies, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC and Zevin Asset Management

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

May 11, 2022

Shareholder Proposal Regarding Report on Risks of State Policies Restricting Reproductive Health Care

Submitted at The TJX Companies, Inc.

At The TJX Companies, Inc. (“TJX”) Annual Meeting on June 7, 2022, please vote FOR Proposal 7 requesting that the company report on risks of state policies restricting reproductive health care.

Shareholder Proposal 7 states:

RESOLVED: Shareholders request that TJX issue a public report prior to December 31, 2022, omitting confidential and privileged information and at a reasonable expense, detailing any known and any potential risks and costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

SUPPORTING STATEMENT: Shareholders recommend that the report evaluate any risks and costs to the company associated with new laws and legislation severely restricting reproductive health care, and similar restrictive laws proposed or enacted in other states. In its discretion, the board’s analysis may include any effects on employee hiring, retention, and productivity, and decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies such as any public policy advocacy by the company, related political contributions policies, and human resources or educational strategies.

Legislative and judicial developments have weakened access to abortion care in states where TJX has operations, with more restrictions likely.

Reproductive rights are under siege in the United States. States have passed more than 1,300 restrictions on abortion access since the Roe v. Wade Supreme Court ruling in 1973 that legalized the procedure.1 The Supreme Court is widely expected to overturn or gravely weaken Roe v. Wade, perhaps within weeks. Should Roe v. Wade be overturned or greatly weakened, 26 states are “certain or likely” to ban abortion outright.2

TJX has operations in all fifty states, subject to this patchwork of laws. Should Roe v. Wade be weakened or overturned, as is widely anticipated after a draft US Supreme Court decision was leaked, TJX employees will face challenges accessing abortion care. In 2021, 40% of TJX’s stores in the U.S. and Puerto Rico were in states that could immediately prohibit abortion entirely under this scenario.

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1 https://www.guttmacher.org/infographic/2021/us-states-have-enacted-1336-abortion-restrictions-roe-v-wade-was-decided-1973

2 https://www.guttmacher.org/infographic/2021/if-us-supreme-court-overturns-or-guts-roe-v-wade-26-states-are-certain-or-likely-0

78% of TJX’s workforce is female and the company asserts its commitment to gender equity.

As the company states in its 2021 CSR Report:3

Globally, women make up 78% of our total workforce, hold 67% of our managerial positions, and hold 79% of our non-managerial positions. We are proud of the strong representation of women across our workplace, including an increasing percentage of our leadership team. Women are strongly represented in our more senior ranks, with women comprising 47% of Vice President and above positions. In fiscal 2021, women earned 80% of our promotions across the globe. We are also proud that 42% of our Board of Directors are women.

The Report goes on stating:

At TJX, we have considered inclusion and diversity a very important part of who we are for many years. We are strongly committed to an inclusive workplace where our Associates feel welcome in the Company, valued for their perspectives and contributions, and engaged with our business mission to provide value to our customers. We greatly value diversity and for us, it means many things including diversity of race, ethnicity, age, sexual orientation, gender identity, ability, experience, religion, and much more.

We aspire to treat all people with dignity and respect, and we do not tolerate discrimination, harassment or hate of any kind. There are stark reminders every day that injustice exists and that we must continue to work toward a better future for all.

The enactment of state laws restricting abortion care may conflict with the company’s health care coverage of its employees, the interests of its employees, and its corporate values.

We believe that providing comprehensive reproductive health care coverage should be a priority for TJX. In a 2019 survey, nearly 9 in 10 women said that controlling if and when to have children has been important to their careers (Hidden Value: The Business Case for Reproductive Health, Rhia Ventures, 2020).4 Abortion is a common medical procedure, experienced by one if four women in the U.S. by the end of her reproductive years.5

The loss of access to abortion care may disrupt or prevent employees from remaining in the workforce. Women who cannot access abortion when needed are three times more likely to be unemployed and four times more likely to have a household income below the federal poverty level.6

Abortion restrictions are already interfering with women’s ability to work and reducing the talent pool. The Institute for Women’s Policy Research estimates that 505,000 more women, aged 15–44, would enter the workforce nationally if all state-level abortion restrictions were eliminated. The Institute estimates that such restrictions cost state economies $105 billion per year by reducing labor force participation and increasing turnovers and time off rates.7

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3 https://www.tjx.com/docs/default-source/corporate-responsibility/tjx-2021-global-corporate-responsibility-report.pdf

4 https://rhiaventures.org/corporate-engagement/hidden-value-the-business-case-for-reproductive-health/

5 https://doi.org/10.2105/AJPH.2017.304042

6 https://www.ansirh.org/sites/default/files/publications/files/turnaway_study_brief_web.pdf

7 https://iwpr.org/costs-of-reproductive-health-restrictions

Employees expect and desire comprehensive reproductive health care coverage.

A national survey8 of 3,500 + college-educated workers conducted in 2021 produced the following findings:

•	Most workers (73%) want their employee health insurance benefit to cover the full range of reproductive health care, including abortion. For women in their child-bearing years, this number is 83%.

•	Learning that a company covers some reproductive health care, but not abortion care, is much more likely to turn off top talent than attract them (47% would feel less positively toward the company versus 19% more positively).

•	About seven in ten (69%) say that access to reproductive health care, including abortion, should be part of the issues companies address around gender equity efforts in the workplace.

•	Majorities across gender, age, race, and ethnicity would be discouraged from taking a job in states that ban abortion, like Texas’ SB 8.

TJX Opposition Statement is Non-Responsive to the Proposal

In its opposition statement, the company argues that this report is not necessary because it has comprehensive health care coverage and has strong risk management processes. While that may be true, it does not negate the fact that investors would benefit from a better understanding of the risks and what the company can do to address them. Essentially, the company is saying “trust us”. However, given the intense public interest and focus on the issue and the caliber of the risk presented to the company, we believe that current disclosures and guidance from the company is inadequate. In fact, the company opposition statement is remarkably thin on details – reading more as a conclusory assertion rather than a meaningful explanation for how the company will address this enormously significant challenge.

In addition, the Proposal seeks information from the company about what any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks. Understanding for example, how the company could make changes not only to its human capital management policies, but to its government relations strategies would provide investors with a better information about how the company is positioning itself in an increasingly perilous political environment.

For these reasons we are urging TJX shareholders to vote for Proposal 7.

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8 https://perryundem.com/wp-content/uploads/2022/03/PerryUndem-Tara-Health-Report.pdf

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.